OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rondeivu Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

354 Pequot Avenue
(No. and Street)

Southport	CT	06890
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Brant	(402) 215-1352	david.brant@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ashmore _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rondeivu Securities LLC _____, as of __December 31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Mike Ashmore*

Title:
CEO _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RONDEIVU SECURITIES LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

RONDEIVU SECURITIES LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2025

TABLE OF CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rondeivu Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rondeivu Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rondeivu Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rondeivu Securities, LLC's management. Our responsibility is to express an opinion on Rondeivu Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rondeivu Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Rondeivu Securities, LLC's financial statements. The supplemental information is the responsibility of Rondeivu Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Rondeivu Securities, LLC's auditor, since 2024.
Walnut Creek, California
February 26, 2026

RONDEIVU SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$ 80,259
Accounts receivable	297,525
Prepaid expenses and other assets	4,208
Total assets	$ 381,992

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 47,572
Total liabilities	47,572

MEMBER'S EQUITY

Member's equity	334,420
Total member's equity	334,420
Total liabilities and member's equity	$ 381,992

The accompanying notes are an integral part of the financial statements.

RONDEIVU SECURITIES LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

Revenue:	
Placement success fees	$406,421
Platform access fees	$89,276
Total revenue	495,697
Operating expenses:	
Salaries and benefits	168,601
Professional fees	77,239
Travel & entertainment	6,547
Occupancy	5,250
Regulatory fees	4,358
Other expenses	2,149
Total operating expenses	264,144
Net operating loss	231,553
Bad debt recovery	50,000
Net income	$281,553

The accompanying notes are an integral part of the financial statements.

RONDEIVU SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2025

Equity on January 1, 2025	$	38,908
Additions		35,809
Distributions		(21,850)
Net income		281,553
Equity on Deember 31, 2025	$	334,420

The accompanying notes are an integral part of the financial statements.
.

RONDEIVU SECURITIES LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

Cash flows from operating activities:	
Net income	$281,553
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(297,525)
Prepaid expenses and other assets	(652)
Accounts payable and accrued expenses	36,335
Net cash flows from operating activities	19,711
Financing Activities	
Member contributions	35,809
Member distributions	(21,850)
Net cash provided by financing activities	13,959
Net increase in cash and cash equivalents	33,670
Cash and cash equivalents at beginning of year	46,589
Cash and cash equivalents at end of year	$ 80,259
Supplemental information	
Cash paid for taxes	-0-
Cash paid for interest	-0-

The accompanying notes are an integral part of the financial statements.

1. Nature of Activities

Rondeivu Securities LLC (the "Company") is a broker-dealer and registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") on April 4, 2023. The Company was organized under the laws of the State of Connecticut on March 18, 2022. The Company is 100% owned by Rondeivu Inc. (the 'Parent'), and operates in Southport, Connecticut.   As a securities broker-dealer, the Company provides services related to the private placements of securities for customers.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. For the year ending December 31, 2025, the Company has no investments in securities. At December 31, 2025, the Company's cash did not exceed the Federal Deposit Insurance Company's limit of $250,000.00 per financial institution.

2. Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected.

Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Parent. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is subject to examinations by major tax jurisdictions since inception.

Segment Reporting

The Company adopted Accounting Standards Update (ASU) 2023-7, Disclosure of Financial Information for a Single Segment Entity. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment.

The Company operates as a single reportable segment, focusing on broker dealer activities, mainly trading registered and unregistered securities. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM). The Company has identified the Chief Executive Officer as the CODM. As a result of operating as a single segment entity, the Company's financial statements reflect its overall performance without disaggregation into multiple segments. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed in this report.

3. Revenue from Contracts with Customers

The Company recognizes revenue under ASC Topic 606, Revenue from Contracts with Customers Revenue is recognized when the Company satisfies its performance obligations by providing services to customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

The Company's revenue is currently derived from two primary streams: Platform Access Fees and Placement Success Fees.

3. Revenue from Contracts with Customers (Continued)

Platform Access Fees

The Company provides customers with ongoing access to its proprietary technology platform, which facilitates private market deal and portfolio workflow management. The performance obligation is satisfied over time, as customers simultaneously receive and consume the benefits of platform access throughout the contractual term. Revenue is recognized ratably over the term of the agreement using a time-elapsed measure of progress (daily recognition, billed monthly or quarterly). Fees are typically structured as either (i) a fixed monthly retainer or (ii) a quarterly fee calculated as the higher of a specified percentage of committed capital or net asset value.

Placement Success Fees

The Company earns placement fees for successfully arranging investments into alternative investment funds. The Company has identified a single performance obligation, to successfully introduce and place an investor into a fund. This performance obligation is satisfied at a point in time, specifically upon the investor's acceptance by the fund and execution of the related subscription agreement, which represents the point at which the Company has fulfilled its obligation and has an enforceable right to consideration. While the performance obligation is met at the point of closing, the actual recognition of revenue may be subject to the resolution of variable consideration (e.g., amounts contingent upon final capital funding or fund-level fee realization). Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur. Fees are generally structured as either (i) a fixed percentage of investor capital committed or (ii) a percentage of fund-level fees.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $0 and $297,525 as of December 31, 2024 and December 31, 2025, respectively.

Alternatively, fees received or billed prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to commissions earned for capital raised for private placements on a best-efforts basis. Deferred revenue was $0 and $0 as of December 31, 2024, and December 31, 2025, respectively.

During the year ended December 31, 2025, the Company recovered $50,000 of fees that had been written-off as uncollectable in a prior year.

4. Related Party Transactions

The Company has an expense sharing agreement with the Parent that requires the Company to be responsible for reimbursement to the Parent for any expenses that were a direct obligation of the broker-dealer. Under this agreement the Parent also provides administrative services, office facilities and salaries for persons associated with the Broker-Dealer who are employees of the Parent. For the year ended December 31, 2025, a total of $183,825 in expenses were reimbursed by the Broker Dealer to the Parent.

During 2025, the Parent and Company agreed to convert payables due to the Parent from the Company to additional paid-in-capital in lieu of repayment and the Company distributed profits to the Parent. Total debt forgiveness capital contributions during the year ended December 31, 2025 was $35,809. The total profits distributed to the Parent for the year ended December 31, 2025 was $21,850.

Expenses were recorded on the Statement of Operations. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less that $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of December 31, 2025, the Company's net capital was $32,687, excess net capital was $27,687, and the ratio of aggregate indebtedness to net capital was 1.46.

6. Subsequent Events

The Company has evaluated all subsequent events through the date the financial statements were available for issuance and has determined there were no additional material subsequent events to disclose or recognize.

7. Commitments and Contingencies

As of December 31, 2025, the Company had no material commitments or contingencies to report.

RONDEIVU SECURITIES, LLC

SUPPLEMENTAL SCHEDULES

RONDEIVU SECURITIES, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

December 31, 2025

Total member's equity from statement of financial condition	$ 334,420
Less non-allowable assets from statement of financial condition	
Accounts receivable	297,525
Prepaid Expenses and other assets	4,208
Total non-allowable assets	301,733
Net capital	$ 32,687
Aggregate indebtedness	
Total A.I. liabilities from statement of financial condition	$ 47,572
Minimum net capital required (6.67% of aggregate indebtedness)	3,171
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement (greater of minimum percent or dollar requirement)	$ 5,000
Excess net capital	$ 27,687
Percentage of aggregate indebtedness to net capital	146%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's amended Form X-17 A-5 as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm

RONDEIVU SECURITIES, LLC

SCHEDULE II

SCHEDULE II - STATEMENT PURSUANT to SEA RULE 15c3-3

Statement of Exemption From the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission as of December 31, 2025

The Company engages in the private placement of securities. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 as it does not affect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rondeivu Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (I) Rondeivu Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (II) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: private placements of securities, and providing platform access, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Rondeivu Securities, LLC's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rondeivu Securities, LLC's compliance with Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2026

Rondeivu Securities LLC
EXEMPTION REPORT
December 31, 2025

Rondeivu Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

I. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

II. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: private placements of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, **Michael Ashmore**, swear and affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

[signature: Michael Ashmore]

CEO, Rondeivu Securities LLC
January 23, 2026